SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 1,895,212 Net interest income 1,110,502 Loans and accounts receivables from customers and banks, net 40,043,227 Net fee and commission income 296,322 Loans and accounts receivables from customers at fair value, net 449,754 Result from financial operations 155,665 Financial instruments 10,810,480 Total operating income 1,562,489 Financial derivative contracts 10,893,259 Provision for loan losses (285,583) Other asset ítems 6,231,399 Support expenses (462,300) Total assets 70,323,331 Other results (27,253) Income before tax 787,353 Principal liabilities MCh$ Income tax expense (115,052) Deposits and other demand liabilities 13,943,771 Net income for the period 672,301 Time deposits and other time liabilities 18,447,020 Issued debt and regulatory capital instruments 9,868,741 Attributable to: Financial derivative contracts 10,867,660 Equity holders of the Bank 655,761 Other liabilities ítems 12,057,819 Non-controlling interest 16,540 Total equity 5,138,320 Total liabilities and Equity 70,323,331 Equity attributable to: Equity holders of the Bank 4,974,214 Non-controlling interest 164,106 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of June 30, 2026 The principal balances and results accumulated for the period ending June 2026 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ANDRES TRAUTMANN B. Chief Accounting Officer Chief Executive Officer

Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Junio de 2026

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Junio de 2026 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	1.895.212
Créditos y cuentas por cobrar a clientes y bancos	40.043.227
Créditos y cuentas por cobrar a clientes a valor razonable	449.754
Instrumentos financieros	10.810.480
Contratos de derivados financieros	10.893.259
Otros rubros del activo	6.231.399
Total Activos	**70.323.331**

Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	13.943.771
Depósitos y otras captaciones a plazo	18.447.020
Instrumentos de deuda y capital regulatorio emitidos	9.868.741
Contratos de derivados financieros	10.867.660
Otros rubros del pasivo	12.057.819
Total patrimonio	5.138.320
Total Pasivos y Patrimonio	**70.323.331**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.974.214
Interés no controlador	164.106

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	**MM$**
Ingresos netos por intereses y reajustes	1.110.502
Ingresos netos de comisiones	296.322
Resultado de operaciones financieras	155.665
Total ingresos operacionales	**1.562.489**
Gasto de pérdidas crediticias	(285.583)
Gastos de apoyo	(462.300)
Otros resultados	(27.253)
Resultado antes de impuesto	**787.353**
Impuesto a la renta	(115.052)
Utilidad consolidada del periodo	**672.301**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	655.761
Interés no controlador	16.540

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?